UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       12    )*


   WATTS INDUSTRIES, INC.
(Name of Issuer)

Class A Common Stock, par value $.10 per share
(Title of Class of Securities)

942749 10 2
(CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Timothy P. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)

3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		8,107,676
  Shares
Beneficially	6.	Shared Voting Power
Owned by		1,235,840
    Each
Reporting	7.	Sole Dispositive Power
   Person		3,010,856
    With
		8.	Shared Dispositive Power
  			4,849,080

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	9,343,516

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

34.8%

12.	Type of Reporting Person

	IN


1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Daniel J. Murphy, III

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		20,400
  Shares
Beneficially	6.	Shared Voting Power
Owned by		1,235,840
    Each
Reporting	7.	Sole Dispositive Power
   Person		20,400
    With
		8.	Shared Dispositive Power
  			None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,256,240

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

4.7%

12.	Type of Reporting Person

	IN



1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	George B. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		None
    Each
Reporting	7.	Sole Dispositive Power
   Person		None
    With
		8.	Shared Dispositive Power
  			2,124,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,124,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

	7.9%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Daniel W. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		None
    Each
Reporting	7.	Sole Dispositive Power
   Person		None
    With
		8.	Shared Dispositive Power
  			1,335,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,335,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

	5.0%

12.	Type of Reporting Person

	IN


1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Deborah Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only




4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		None
    Each
Reporting	7.	Sole Dispositive Power
   Person		None
    With
		8.	Shared Dispositive Power
  			1,335,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,335,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

	5.0%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Peter W. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only


4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		100,000
  Shares
Beneficially	6.	Shared Voting Power
Owned by		None
    Each
Reporting	7.	Sole Dispositive Power
   Person		100,000
    With
		8.	Shared Dispositive Power
  			1,235,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,335,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

	5.0%

12.	Type of Reporting Person

	IN


1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Judith Rae Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		None
    Each
Reporting	7.	Sole Dispositive Power
   Person		None
    With
		8.	Shared Dispositive Power
  			207,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	207,740

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

	0.8%

12.	Type of Reporting Person

	IN


1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Tara V. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									(b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		5.	Sole Voting Power
Number of 		23,780
  Shares
Beneficially	6.	Shared Voting Power
Owned by		None
    Each
Reporting	7.	Sole Dispositive Power
   Person		23,780
    With
		8.	Shared Dispositive Power
  			70,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	93,980

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11.	Percent of Class Represented by Amount in Row 9

	0.4%

12.	Type of Reporting Person

	IN

STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*

		   Watts Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

		   815 Chestnut Street
		   North Andover, MA  01845

Item 2(a).  Names of Persons Filing.

		Timothy P. Horne
		Daniel J. Murphy, III
		George B. Horne
		Daniel W. Horne
		Deborah Horne
		Peter W. Horne
		Judith Rae Horne
		Tara V. Horne


Item 2(b).  Address of Principal Business Office
	        or, if none, Residence.

		   Watts Industries, Inc.
		   815 Chestnut Street
		   North Andover, MA  01845

Item 2(c).  Citizenship.

		   United States

Item 2(d).  Title of Class of Securities.

		   Class A Common Stock, par value $.10 per share
____________________
*	Unless otherwise indicated, information contained in an Item
	pertains to all members of the group making this filing.

 	On January 27, 1999, Daniel J. Murphy, III became co-trustee of The Horne Family Voting Trust - 1991, succeeding Noah T. Herndon who died on January 11, 1999.

Item 2(e).  CUSIP Number.

		   942749 10 2


Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

	(a)			Broker or Dealer registered under
		___		Section 15 of the Act.

	(b)	 		Bank as defined in Section 3(a)(6)
		___		of the Act.

	(c)	 		Insurance Company as defined in
		___	 	Section 3(a)(19) of the Act.

	(d)	 		Investment Company registered under
		___		Section 8 of the Investment Company
				Act.

	(e)	 		Investment Adviser registered under
		___		Section 203 of the Investment
				Advisers Act of 1940.

	(f)	 		Employee Benefit Plan, Pension Fund
		___		which is subject to the provisions of the
Employee Retirement Income Security Act of
1974 or Endowment Fund.

	(g)	 		Parent Holding Company, in
		___		accordance with Rule 13d-1(b)(ii)(G).

	(h)	 		Group, in accordance with Rule
		___		13d-1(b)(1)(ii)(H).


	Not Applicable.



Item 4.  Ownership.

	Timothy P. Horne

	(a)	Amount Beneficially Owned:

Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 9,343,516 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Includes (i) 2,751,220 shares of Class B Common Stock and 62,742 shares of Class A Common Stock, beneficially owned by Mr. Horne, (ii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (iii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv)1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Frederic B. Horne serves as sole trustee, (v) 2,124,600 shares held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George B. Horne serve as co-trustees, (vi) 40,000 shares owned by Tara V. Horne, Mr. Horne's daughter, (vii) 207,740 shares held by Judith Rae Horne, Mr. Horne's wife, as trustee or custodian for Mr. Horne's minor daughter, Tiffany Rae Horne (viii) 22,600 and 30,200 shares held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, respectively, and (ix) 196,894 shares of Class A Common Stock issuable upon the exercise of stock options. The 2,751,220 shares of Class B Common Stock noted in clause (i), the shares noted in clauses
(ii) and (iii) and (v) through (viii) (7,848,040 shares in the aggregate) are held in The George B. Horne Voting Trust Agreement - 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibit 4 for a description of the 1997 Voting Trust). The 1,235,840 shares of Class B Common Stock noted in clause (iv) are held in the Horne Family Voting Trust Agreement - 1991 ("1991 Voting Trust") for which Mr. Horne serves as co-trustee. (See Exhibit 6 for a description of the 1991 Voting Trust.) All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except for the 62,742 shares of Class A Common Stock noted in clause (i) and all of the shares noted in clause (ix).


	(b)	Percent of Class:

		34.8% (See Exhibit 1)

	(c) 	Number of shares as to which such person has:

	    (i)	sole power to vote or to direct the vote
						8,107,676

	   (ii)	shared power to vote or to direct the vote
						1,235,840

	  (iii)	sole power to dispose or to direct the disposition of
						3,010,856

	  (iv)	shared power to dispose or to direct the disposition of
						4,849,080

Item 4.  Ownership.

	Daniel J. Murphy, III

	(a)	Amount Beneficially Owned:

On December 31, 1998, Noah T. Herndon was a co-trustee of the 1991 Voting Trust. Mr. Herndon died on January 11, 1999. On January 27, 1999, Daniel J. Murphy, Jr. became a co-trustee of the 1991 Voting Trust as the successor to Mr. Herndon. Mr. Murphy is deemed the beneficial owner of 1,256,240 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Includes (i) 4,400 shares of Class A Common Stock, beneficially owned by Mr. Murphy, (ii) 1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, for which Mr. Frederic B. Horne, Peter W. Horne's brother, serves as sole trustee, and (iii) 16,000 shares of Class A Common Stock issuable upon the exercise of stock options. The 1,235,840 shares of Class B Common Stock noted in clause (ii) are held in the 1991 Voting Trust for which Mr. Murphy serves as co-trustee (See Exhibit 6 for a description of the 1991 Voting Trust). All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Murphy are Class B Common Stock except all of the shares noted in clauses (i) and
(iii).

	(b)	Percent of Class.

		4.7% (See Exhibit 1)

	(c)	Number of shares as to which such person has:

	    	(i)	sole power to vote or to direct the vote
							20,400

		(ii)	shared power to vote or to direct the vote
				1,235,840

	  	(iii)	sole power to dispose or to direct the
disposition of
							20,400

	  	(iv)	shared power to dispose or to direct the
disposition of

							None

Item 4.  Ownership.

	George B. Horne

	(a)	Amount Beneficially Owned:

George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 2,124,600 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Mr. Horne's beneficial ownership consists of 2,124,600 shares held in a revocable trust for which Timothy P. Horne and George
B. Horne serve as co-trustees. All of such shares are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

	(b)	Percent of Class:

		 7.9% (See Exhibit 1)

	(c)	Number of shares to which such person has:

	    (i)	sole power to vote or to direct the vote
						None

	   (ii)	shared power to vote or to direct the vote
					None

	  (iii)	sole power to dispose or to direct the disposition of
						None

	  (iv)	shared power to dispose or to direct the disposition of
						2,124,600


Item 4.  Ownership.

	Daniel W. Horne

	(a)	Amount Beneficially Owned:

Daniel W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,335,840 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Mr. Horne's beneficial ownership consists of 1,335,840 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee. All of such shares are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

	(b)	Percent of Class:

		 5.0% (See Exhibit 1)

	(c)	Number of shares to which such person has:

	    (i)	sole power to vote or to direct the vote
						None

	   (ii)	shared power to vote or to direct the vote
					None

	  (iii)	sole power to dispose or to direct the disposition of
						None

	  (iv)	shared power to dispose or to direct the disposition of
						1,335,840

Item 4.  Ownership.

	Deborah Horne

	(a)	Amount Beneficially Owned:

Deborah Horne (for purposes of this particular Item 4, "Ms. Horne") is deemed the beneficial owner of 1,335,840 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Ms. Horne's beneficial ownership consists of 1,335,840 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee. All of such shares are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

	(b)	Percent of Class:

		 5.0% (See Exhibit 1)

	(c)	Number of shares to which such person has:

	    (i)	sole power to vote or to direct the vote
						None

	   (ii)	shared power to vote or to direct the vote
						None

	  (iii)	sole power to dispose or to direct the disposition of
						None

	  (iv)	shared power to dispose or to direct the disposition of
						1,335,840



Item 4.  Ownership.

	Peter W. Horne

	(a)	Amount Beneficially Owned:

Peter W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,335,840 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis, other than 100,000 shares which are shares of Class A Common Stock

Mr. Horne's beneficial ownership consists of (i) 1,235,840 shares held in a revocable trust for which Frederic B. Horne and George B. Horne serve as the sole trustee and (ii) 100,000 shares of Class A Common Stock. All of the shares of Class B Common Stock described in clause (i) above are subject to the 1991 Voting Trust for which Timothy P. Horne and Daniel J. Murphy, III serve as co-trustees. (See Exhibit 6 for a description of the 1991 Voting Trust).

	(b)	Percent of Class:

		 5.0% (See Exhibit 1)

	(c)	Number of shares to which such person has:

	    (i)	sole power to vote or to direct the vote
						100,000

	   (ii)	shared power to vote or to direct the vote
					None

	  (iii)	sole power to dispose or to direct the disposition of
						100,000

	  (iv)	shared power to dispose or to direct the disposition of
						1,235,840



Item 5.  Ownership of Five Percent or Less of a Class.

	Not Applicable


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Timothy P. Horne

Frederic B. Horne has the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust.

	George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held for the benefit of George B.
Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.

Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.

Tara V. Horne, Timothy P. Horne's daughter, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 40,000 shares which she holds individually and 30,200 shares held for her benefit under an irrevocable trust for which Timothy P. Horne serves as trustee. Judith Rae Horne, Timothy P. Horne's wife, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 207,740 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under a trust and custodial account for which Judith Rae Horne serves as sole trustee and custodian, respectively.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Daniel J. Murphy, III

Frederic B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust.

Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	George B. Horne

Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held in such trust.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Daniel W. Horne

Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust.

Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Deborah Horne

Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust. The trustee's consent is required to revoke such trust.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Peter W. Horne

Frederic B. Horne has the power, as sole trustee of a revocable trust for the benefit of Peter W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held in such trust.


Item 6.  	Ownership of More than Five Percent
	 on Behalf of Another Person.

	Judith Rae Horne

Not Applicable

Item 6.	Ownership of More than Five Percent
on Behalf of Another Person.

Tara V. Horne

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification
	  of members of the Group.

A group has filed this Schedule 13G pursuant to Rule 13d-1(c).
See Exhibit 3 for the identity of each member of the group.


Item 9.  Notice of Dissolution of Group.

	Not Applicable


Item 10.  Certification.

	Not Applicable





SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999	                     /s/ Timothy P. Horne
	                                           ____________________________
	                                           TIMOTHY P. HORNE
	                                            /s/ Daniel J. Murphy, III
	                                           ____________________________
	                                           DANIEL J. MURPHY, III
	                                           /s/ George B. Horne
	                                           ____________________________
	                                           *GEORGE B. HORNE
	                                           /s/ Kenneth J. McAvoy
	                                           ____________________________
	                                           *DANIEL W. HORNE
	                                           /s/ Kenneth J. McAvoy
	                                           ____________________________
	                                           *DEBORAH HORNE
	                                           /s/ Kenneth J. McAvoy
                                           	____________________________
	                                           *PETER W. HORNE
	                                           /s/ Kenneth J. McAvoy
	                                           ____________________________
	                                           *JUDITH RAE HORNE
	                                           /s/ Kenneth J. McAvoy
	                                           ____________________________
	                                           * TARA V. HORNE






*	By Kenneth J. McAvoy, Attorney in Fact pursuant to Powers of
Attorney filed as Exhibit 6 to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

INDEX OF EXHIBITS

	1.	Voting Percentages

	2.	Amended and Restated Stock Restriction Agreement

	3.	Identity of Group Members

	4.	The George B. Horne Voting Trust Agreement - 1997

5.	Designation of Successor Trustee to 1991 Voting Trust

	6.	Horne Family Voting Trust Agreement - 1991

	7.	Acceptance of Appointment as Successor Trustee of the 1991
Voting Trust

		8.	Designation of Successor Co-Trustee to the 1997 Voting
Trust

	9.	Powers of Attorney
(Incorporated by reference to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange Commission on February
12, 1992)






EXHIBIT 1


	Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage. The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole:

			Timothy P. Horne  		--	76.2%
			Daniel J. Murphy, III	--      	10.4%
			Peter W. Horne      		-- 	0.08%
			Tara V. Horne		--	0.02%
			Group  			--	79.3%




EXHIBIT 2


	All Class B Common Stock shares owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne, and 70,200 Class B Common Stock shares owned individually or in trust for the benefit of Tara V. Horne, and 50,000 Class B Common shares held by Judith Rae Horne as trustee for a minor daughter and an insubstantial number of shares held in trusts for two minors of the Horne family, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement (other than George B. Horne) have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

	The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

	This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit 10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.



EXHIBIT 3


Item 8 Continued.

	The members of the group are:

	Timothy P. Horne
	Daniel J. Murphy, III
	George B. Horne
	Daniel W. Horne
	Deborah Horne
	Peter W. Horne
	Judith Rae Horne
	Tara V. Horne




EXHIBIT 4

		All shares of Class B Common Stock held by Timothy P. Horne, individually, all shares of Class B Common Stock held by trusts for the benefit of Daniel W. Horne, Deborah Horne, Tara V. Horne and Timothy P. Horne's minor daughter, 2,124,600 shares held by a trust for the benefit of George B. Horne, and 40,000 shares of Class B Common Stock held by
Tara V. Horne (7,848,040 shares in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the "1997
Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

	Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Daniel
J. Murphy, III, a director of the Company, and Walter J. Flowers, a partner in the law firm of Flowers and Lichtman (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed.. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary
Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust.
Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative.

	The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or nor such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

	This summary is qualified in its entirety by reference to the text of the 1997 Voting Trust which is incorporated herein by reference to
Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September
16, 1997, and to the text of Amendment No. 1 to the 1997 Voting Trust Agreement dated October 30, 1997 which is incorporated herein by reference to Exhibit 5 to Amendment No. 11 to this Schedule 13G filed with the Securities and Exchange Commission as amended through the date hereof, and to the text of the Designation of Successor Trustee included herein as Exhibit 8.

EXHIBIT 5

HORNE FAMILY VOTING TRUST AGREEMENT - 1991

DESIGNATION OF TRUSTEES

		TIMOTHY P. HORNE, as the Trustee who holds the Determination Power granted by the provisions of Section 10 of that Voting Trust Agreement dated as of October 31, 1991, and as amended on August 26, 1997, and as amended on October 17, 1997, and in accordance with the power granted by the Second Paragraph of Section 11 of said Trust Agreement, does hereby designate DANIEL J. MURPHY, III as the Primary Designee as defined in the Agreement and for the purposes set forth in the Agreement.  The said
TIMOTHY P. HORNE, Trustee as Aforesaid, also hereby revokes the designation of JOHN R. LECLAIRE as the Secondary Designee as defined in the Agreement and for the purposes set forth in the Agreement.  The aforesaid designation and revocation are in each case made as and to the extent provided in the Agreement and they are subject in all events to the terms thereof.
	This Designation shall supersede any prior designation made by the undersigned Trustee or Trustees.
								/s/ Timothy P. Horne
								TIMOTHY P. HORNE
								Trustee as Aforesaid

Acknowledged:					/s/ George B. Horne
								GEORGE B. HORNE


Commonwealth of Massachusetts
Essex, ss							January 27, 1999

		Then appeared before me the above named TIMOTHY P. HORNE and GEORGE B. HORNE, who stated that the foregoing instrument was published in accordance with the terms of the Trust and that it represents their free act and deed, before me:

								/s/ Thomas J. White
								Notary Public
								My Commission Expires: 10/2/03



EXHIBIT 6

HORNE FAMILY VOTING TRUST - 1991

	The shares of Class B Common Stock beneficially owned by the trust for the benefit of Peter W. Horne (1,235,840 shares in the aggregate), are subject to the terms of the Horne Family Voting Trust Agreement -
1991 (the "1991 Voting Trust"). Under the terms of the Voting Trust, the two trustees (currently Timothy P. Horne and Daniel J. Murphy, III) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors.

	Under the terms of the 1991 Voting Trust, Timothy P. Horne and George B. Horne may designate an individual to serve as co-trustee with Timothy P. Horne and/or to succeed Timothy P. Horne as sole trustee if Timothy P. Horne ceases to serve as a trustee, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the 1991 Voting Trust, the holders of a majority of the outstanding voting trust certificates shall designate successor trustees.

	The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Class B Common Stock in the 1991 Voting Trust or, in certain cases, the holders of voting trust certificates representing such shares. The 1991 Voting Trust may be amended or terminated by vote of the holders of a majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, Frederic B. Horne and their two successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the 1991Voting Trust during its term without the consent of the trustees.

	This summary is qualified in its entirety by reference to the text of the 1991 Voting Trust which is incorporated herein by reference to
Exhibit 1 to the Issuer's Current Report on Form 8-K dated October 31, 1991, to the text of the amendments to the 1991 Voting Trust which are incorporated herein by reference to Exhibit 9.1 to the Issuer's Annual Report on Form 10-K dated September 16, 1997, and to the text of amendment dated October 17, 1997 to the 1991 Voting Trust which is incorporated by reference to Exhibit 7 to Amendment No. 11 to this
Schedule 13G filed with the Securities and Exchange Commission as amended through the date hereof, and to the text of the Designation of Successor Trustee which included herein as Exhibit 5 and to the text of the signature counterpart to the 1991 Voting Trust which is included herein as Exhibit 7.


EXHIBIT  7


THE HORNE FAMILY VOTING TRUST AGREEMENT - 1991

ACCEPTANCE OF APPOINTMENT AS SUCCESSOR TRUSTEE


	The undersigned DANIEL J. MURPHY, III, having been named as the
Primary Designee to serve as a Successor Trustee of the HORNE FAMILY
VOTING TRUST AGREEMENT - 1991, u/d/t October 31, 1991, and as amended on
August 26, 1997 and as amended on October 17, 1997, hereby accepts appointment to serve as a Successor Co-Trustee of the said Trust.
			/s/ Daniel J. Murphy, III					/s/ Daniel J. Murphy, III
			DANIEL J. MURPHY, III


Commonwealth of Massachusetts
Essex, ss.		January 27, 1999

	Then appeared before me the above-named DANIEL J. MURPHY, III, who declared that the foregoing statement represents his free act and deed, before me,

			/s/ Thomas J. White
			Notary Public
			My Commission Expires: 10/2/03
								/s/ Thomas J. White	 				Notary Public		My Commission Expires: 10/2/03

EXHIBIT 8


THE GEORGE B. HORNE VOTING TRUST AGREEMENT - 1997
DESIGNATION OF SUCCESSOR TRUSTEE

	This DESIGNATION OF SUCCESSOR TRUSTEE is made in accordance with the provisions of ARTICLE ELEVEN of the Indenture of Trust of the GEORGE
B. HORNE VOTING TRUST AGREEMENT - 1997, u/d/t dated August 26, 1997.

RECITALS

	Whereas, NOAH T. HERNDON, JOHN R. LECLAIRE, AND WALTER J. FLOWERS were appointed to serve as Successor Co-Trustees of the Trust, and
	Whereas, the said NOAH T. HERNDON is now deceased, and
	Whereas, TIMOTHY P. HORNE, as Trustee of the Trust, has the power and capacity to appoint a Primary Designee who shall serve in the stead of a named Co-Trustee who is not able or is not willing to serve, all in accordance with the provisions of Article Eleven of said Trust, the said TIMOTHY P. HORNE, Trustee as aforesaid, hereby designates DANIEL J. MURPHY, III as the Primary Designee and hereby revokes the appointment of JOHN R. LECLAIRE as a Successor Co-Trustee. Upon his acceptance of appointment, the said DANIEL J. MURPHY, III shall serve as a Successor Co-Trustee of the said Trust who shall serve in accordance with the provisions of the Indenture of Trust with WALTER J. FLOWERS, who shall continue to serve as a Successor Co-Trustee.
			/s/ Timothy P. Horne
			________________________
			TIMOTHY P. HORNE
			Trustee as Aforesaid

Commonwealth of Massachusetts

Essex. Ss		January 27, 1999

	Then appeared before me the above named TIMOTHY P. HORNE, who declared that he is the Trustee of the GEORGE B. HORNE VOTING TRUST AGREEMENT - 1997, and who stated that he published the foregoing declaration in accordance with the provisions of the Trust and as his free act and deed, before me,

			/s/ Thomas J. White
			Notary Public
			My Commission Expires:  10/2/03


DOCSC\711546.2


CUSIP No. 942749 10 2	13G